UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No.    )*
                                      ---
                         RasterOps, Inc.
                         ---------------
                         (Name of Issuer)

                     Common Stock, no par value
                    ---------------------------
                  (Title of Class of Securities)

                           754080 10 9
                           -----------
                          (CUSIP Number)

                        Edward G. Grinacoff
    767 Fifth Avenue, 45th Fl, NY, NY  10153, (212) 754-8100
    --------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           June 9, 1995
                           ------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D


CUSIP No.  754080 10 9

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     21st Century Communications Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                             ------
                                         Not Applicable   (b)
                                                             ------

3    SEC USE ONLY

4    SOURCE OF FUNDS*             WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       ------                Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER          631,175**
     8    SHARED VOTING POWER
     9    SOLE DISPOSITIVE POWER     631,175**

     10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     631,175**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                      Not Applicable
              ------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     5.4%

14   TYPE OF REPORTING PERSON*       PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** The number of shares of RasterOps, Inc. Common Stock beneficially owned by 21st Century Communications Partners, L.P. includes warrants which may be converted at any time into 126,235 shares of RasterOps, Inc. Common Stock.

                              SCHEDULE 13D


CUSIP No.  754080 10 9
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sandler Investment Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                                ------
                                 Not Applicable              (b)
                                                                ------

3    SEC USE ONLY

4    SOURCE OF FUNDS*                        WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       ------
6    CITIZENSHIP OR PLACE OF ORGANIZATION            New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     7    SOLE VOTING POWER                930,900
     8    SHARED VOTING POWER
     9    SOLE DISPOSITIVE POWER           930,900
     10   SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           930,900

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                              Not Applicable
                               -------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           7.9%

14    TYPE OF REPORTING PERSON*          PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**   The number of shares of RasterOps, Inc. Common Stock indirectly beneficially owned by Sandler Investment Partners, L.P. includes warrants directly owned by 21st Century Communications Partners, L.P., 21st Century T-E Partners, L.P. and 21st Century Communications Foreign Partners, L.P., which may be converted at any time into an aggregate of 186,180 shares of RasterOps, Inc. Common Stock.

                              SCHEDULE 13D


CUSIP No.  754080 10 9

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sandler Capital Management

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                    -----

                                             Not Applicable      (b)
                                                                    -----
3    SEC USE ONLY

4    SOURCE OF FUNDS*                                WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       ------
6    CITIZENSHIP OR PLACE OF ORGANIZATION            New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER          930,900
     8    SHARED VOTING POWER
     9    SOLE DISPOSITIVE POWER     930,900

     10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     930,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                     Not Applicable
          ------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         7.9%

14   TYPE OF REPORTING PERSON*           PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** The number of shares of RasterOps, Inc. Common Stock indirectly beneficially owned by Sandler Capital Management includes warrants directly owned by 21st Century Communications Partners, L.P., 21st Century T-E Partners, L.P. and 21st Century Communications Foreign Partners, L.P., which may be converted at any time into an aggregate of 186,180 shares of RasterOps, Inc. Common Stock.

                         SCHEDULE 13D


CUSIP No.  754080 10

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ARH Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                    ------
                                           Not Applicable        (b)
                                                                    ------
3    SEC USE ONLY

4    SOURCE OF FUNDS*                        WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       ------

6    CITIZENSHIP OR PLACE OF ORGANIZATION       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER         930,900
     8    SHARED VOTING POWER
     9    SOLE DISPOSITIVE POWER    930,900

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    930,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                    Not Applicable
                 -------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.9%

14   TYPE OF REPORTING PERSON*      CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** The number of shares of RasterOps, Inc. Common Stock indirectly beneficially owned by ARH Corp. includes warrants directly owned by 21st Century Communications Partners, L.P., 21st Century T-E Partners, L.P. and 21st Century Communications Foreign Partners, L.P., which may be converted at any time into an aggregate of 186,180 shares of RasterOps, Inc. Common Stock.

                            SCHEDULE 13D

CUSIP No.  754080 10 9

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Harvey Sandler

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                               ------
                                       Not Applicable       (b)
                                                               ------

3    SEC USE ONLY

4    SOURCE OF FUNDS*                  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)_____

6    CITIZENSHIP OR PLACE OF ORGANIZATION        U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER         930,900
     8    SHARED VOTING POWER
     9    SOLE DISPOSITIVE POWER    930,900
     10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    930,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                               Not Applicable
                ------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               7.9%

14   TYPE OF REPORTING PERSON*                 IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** The number of shares of RasterOps, Inc. Common Stock indirectly beneficially owned by Harvey Sandler includes warrants directly owned by 21st Century Communications Partners, L.P., 21st Century T-E Partners, L.P. and 21st Century Communications Foreign Partners, L.P., which may be converted at any time into an aggregate of 186,180 shares of RasterOps, Inc. Common Stock.

ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities to which these statements relate is the Common Stock, no par value ("Common Stock"), issued by RasterOps, Inc., a California corporation (the "Company").

     The address of the principal executive office of the Company is 2500 Walsh Avenue, Santa Clara, CA 95051.

ITEM 2.  IDENTITY AND BACKGROUND

     The persons filing these statements are 21st Century Communications Partners, L.P., a Delaware limited partnership ("21st Century"), Sandler Investment Partners, L.P., a New York limited partnership ("SIP"), Sandler Capital Management, a New York general partnership ("SCM"), ARH Corp., a Delaware corporation ("ARH"), and Mr. Harvey Sandler (collectively, the "Reporting Persons"). The general partners of 21st Century, 21st Century Communications T-E Partners, L.P. ("21st T-E") and 21st Century Communications Foreign Partners, L.P. ("21st Foreign") are SIP and Infomedia Associates, Ltd., a New York corporation. SIP is the controlling general partner of 21st Century, 21st T-E and 21st Foreign. SIP is controlled by SCM which is in turn controlled by ARH, which is in turn controlled by Mr. Harvey Sandler.

     The principal business of the Reporting Persons is investing. The business address of the Reporting Persons is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

     The directors and executive officers of ARH are set forth on Schedule
I. This Schedule sets forth the following information with respect to each such person:

           (i) name;
          (ii) residence or business address; and
         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, none of 21st Century, SIP, SCM, ARH, their respective general partners, executive officers or directors, or Mr. Harvey Sandler have been convicted in any criminal proceeding.

     During the last five years, none of 21st Century, SIP, SCM, ARH, their respective general partners, executive officers or directors, or Mr. Harvey Sandler have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Sandler and the individuals listed in Schedule I are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Company entered into Unit Purchase Agreements (the "Purchase Agreements") dated June 9, 1995 with each of 21st Century, 21st T-E and 21st Foreign. Under the Purchase Agreements, 21st Century, 21st T-E and 21st Foreign purchased 126,235, 42,950 and 16,995 units (the "Units"), respectively, each consisting of four (4) shares of Common Stock and one
(1) warrant ("Warrant") to purchase one (1) share of Common Stock, for a purchase price of $17.725 per Unit. The total costs of the Units purchased by 21st Century, 21st T-E and 21st Foreign were $2,237,520.00, $761,290.00 and $301,230.00, respectively. The source of funds was the general working capital of 21st Century, 21st T-E and 21st Foreign.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Persons hold shares of Common Stock for investment purposes.

     None of 21st Century, SIP, SCM, ARH, their respective general partners, executive officers or directors, or Mr. Sandler have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) 21st Century beneficially owns 631,175 shares of Common Stock, which represents approximately 5.4% of the Common Stock of the Company. The number of shares beneficially owned by 21st Century includes warrants to purchase 126,235 shares of Common Stock.

     In addition to the indirect beneficial ownership of the shares of Common Stock held by 21st Century described above, SIP, SCM, ARH and Mr. Sandler are the indirect beneficial owners of an additional aggregate 299,725 shares of Common Stock of the Company, of which 214,750 are directly beneficially owned by 21st T-E and 84,975 are directly beneficially owned by 21st Foreign. The number of shares beneficially owned by 21st T-E and 21st Foreign include warrants to purchase 42,950 and 16,995 shares of Common Stock, respectively. Thus, SIP, SCM, ARH and Mr. Sandler are indirect beneficial owners of approximately 7.9% of the Common Stock.

     To the knowledge of the Reporting Persons, none of the other executive officers, directors or general partners of the Reporting Persons beneficially own any shares of Common Stock of the Company.

     (b) See Items 7 and 9 of the cover pages for the number of shares of Common Stock beneficially owned by 21st Century, SIP, SCM, ARH and Mr. Sandler as to which there is sole power to vote or direct the vote or sole power to dispose or direct the disposition of such Common Stock.

     (c) Except for the transaction described in response to Item 3, none of 21st Century, SIP, SCM, ARH or Mr. Sandler have effected any transactions in the Common Stock of the Company during the past sixty days.

     (d) No person other than 21st Century, 21st T-E, 21st Foreign, SIP, SCM, ARH, or Mr. Sandler has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company reported in this Schedule 13D.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the Purchase Agreements described in Item 3, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company among 21st Century, SIP, SCM, ARH, their respective general partners, executive officers or directors or Mr. Sandler or between any of such persons and any other person which are required to be described under Item 6 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01   Joint Filing Agreement

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                    By:  Sandler Investment Partners, L.P.,
                         general partner

                         By:  Sandler Capital Management,
                              general partner

                              By:  EMEBE Corp.,
                                   general partner


September 12, 1995                 By:  /s/Barry Lewis
                                       ------------------------
                                        Barry Lewis

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         SANDLER INVESTMENT PARTNERS, L.P.

                         By:  Sandler Capital Management,
                              general partner

                              By:  EMEBE Corp.,
                                   general partner


September 12, 1995                 By: /s/Barry Lewis
                                       -----------------------
                                        Barry Lewis

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         SANDLER CAPITAL MANAGEMENT
                         By:  EMEBE Corp.,
                              general partner



September 12, 1995            By: /s/Barry Lewis
                                  ----------------------
                                   Barry Lewis

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   ARH CORP.



September 12, 1995                 By:  /s/Harvey Sandler
                                       --------------------------
                                        Harvey Sandler

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 12, 1995                 By:  /s/Harvey Sandler
                                       -----------------------------
                                        Harvey Sandler, individually

                           SCHEDULE I:  ARH CORP.

                            Executive Officers
                                                           Name and Address
                                                           of Corporation
                                            Principal      or Other
                   Business or              Occupation     Organization in
Name               Residence Address        or Employment  Which Employed
----               -----------------        -------------  ---------------

Andrew Sandler*  Sandler Capital Management  Businessman   Sandler Capital
                 767 Fifth Avenue                           Management
                 45th Floor                                767 Fifth Avenue
                 New York, NY 10153                        45th Floor
                                                           New York, New York
                                                                        10153


Jeffrey Levine   Sandler Enterprises, Inc.  Businessman    Sandler Enterprises
                 1050 Lee Wagener Blvd.                    , Inc.
                 Suite 301                                 1050 Lee Wagener Blvd
                 Ft. Lauderdale, FL  33313                 Ft. Lauderdale, FL
                                                                           33313






*  Also a Director.